As Filed Pursuant to Rule 424(b)(7)
Registration No. 333-141914
PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated April 5, 2007)

$575,000,000
Aggregate Principal Amount
of
3.80% Convertible Senior Notes due 2027
and
Common Shares of Beneficial Interest Issuable Upon Conversion
Thereof
of
Hospitality Properties Trust

This prospectus supplement supplements information contained in the prospectus dated April 5, 2007 covering resales by selling securityholders of our 3.80% Convertible Senior Notes due 2027, or the notes, and our common shares of beneficial interest, or common shares, issuable upon conversion of the notes. This prospectus supplement is not complete without, and may not be delivered or utilized except in combination with, the prospectus, including any amendments or supplements thereto. This prospectus supplement is incorporated by reference into the prospectus and should be read in conjunction with the prospectus. The terms of the notes and the common shares are set forth in the prospectus.

Investing in the notes and the common shares into which the notes are convertible involves risks.  See “Risk Factors” beginning on page 7 of the prospectus, as well as the risk factors that are incorporated by reference into the prospectus from our Annual Report on Form 10-K for the year ended December 31, 2006.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful and complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 18, 2007.

Selling Securityholders

The following information supplements and updates the table of selling securityholders contained on pages 67 through 68 of the prospectus. Where the name of a selling securityholder identified in the table below appears in the table in the prospectus, the information set forth in the table below regarding that selling securityholder supersedes and replaces the information regarding such selling securityholder in the prospectus.

The information below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to the prospectus, as amended or supplemented, and the number of common shares into which those notes are convertible.  Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of our outstanding common shares.

We have prepared the table below based on information received from the selling securityholders on or prior to April 18, 2007.  However, any or all of the notes or common shares listed below may be offered for sale pursuant to the prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or number of common shares that will be held by the selling securityholders upon consummation of any sales.  In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date as of which the information in the table is presented.

Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes. Any changed information that is provided to us by selling securityholders will be set forth in additional prospectus supplements to the prospectus.

Name	Principal Amount of Notes Beneficially Owned Prior to the Offering	Principal Amount of Notes Being Offered Hereby	Principal Amount (and Percentage) of Notes to be Owned After Completion of the Offering(1)	Number of Common Shares Beneficially Owned Prior to the Offering	Number of Common Shares Being Offered Hereby(2)	Number of Common Shares to be Owned After Completion of the Offering	Percentage of Common Shares Outstanding(1)
Admiral Flagship Master Fund, Ltd.(3)	$7,000,000	$7,000,000	0	0	138,612	0	0
Argent Classic Convertible Arbitrage Fund II, L.P.(4)	$710,000	$710,000	0	0	14,059	0	0
Argent Classic Convertible Arbitrage Fund Ltd.(5)	$28,470,000	$28,470,000	0	0	563,757	0	0
Argent Classic Convertible Arbitrage Fund, L.P.(6)	$6,500,000	$6,500,000	0	0	128,711	0	0
Argent LowLev Convertible Arbitrage Fund II, LLC(7)	$10,000	$10,000	0	0	198	0	0
Argent LowLev Convertible Arbitrage Fund Ltd.(8)	$1,790,000	$1,790,000	0	0	35,445	0	0
Argentum Multi-Strategy Fund Ltd.-Classic(9)	$380,000	$380,000	0	0	7,524	0	0

Aristeia International Limited(10)	$9,200,000	$9,200,000	0	0	182,176	0	0
CASAM Argent Classic Convertible Arbitrage Fund Limited(11)	$840,000	$840,000	0	0	16,633	0	0
Class C Trading Company, Ltd.(12)	$1,390,000	$1,390,000	0	0	27,524	0	0
GLG Market Neutral Fund(13)	$6,000,000	$6,000,000	0	0	118,810	0	0
HFR CA Global Select Master Trust Account(14)	$440,000	$440,000	0	0	8,712	0	0
JMG Capital Partners, L.P.(15)	$11,000,000	$11,000,000	0	0	217,819	0	0
JMG Triton Offshore Fund, Ltd.(16)	$11,250,000	$11,250,000	0	0	222,770	0	0
JP Morgan Securities Inc.(17)	$10,500,000	$10,500,000	0	0	207,918	0	0
Lehman Brothers, Inc.(18)	$2,000,000	$2,000,000	0	0	39,603	0	0
Linden Capital LP(19)	$10,000,000	$10,000,000	0	0	198,018	0	0
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent(20)	$550,000	$550,000	0	0	10,890	0	0
Partners Group Alternative Strategies PCC Ltd.(21)	$510,000	$510,000	0	0	10,098	0	0
Pendragon (Convertible) Fund Limited(22)	$4,500,000	$4,500,000	0	0	89,108	0	0
S.A.C. Arbitrage Fund, LLC(23)	$25,000,000	$25,000,000	0	0	495,045	0	0
Sailfish Multi-Strategy Fixed Income Master Fund (G2) Ltd.(24)	$18,500,000	$18,500,000	0	0	366,333	0	0
Xavex Convertible Arbitrage 10 Fund(25)	$2,860,000	$2,860,000	0	0	56,633	0	0
Xavex Convertible Arbitrage 2 Fund(26)	$310,000	$310,000	0	0	6,138	0	0
All other holders of notes or future transferees of such holders(27)	$325,790,000	$325,790,000	0	0(28)	(29)	0	0

(1)	Assumes the sale of all securities offered hereby (and only the securities offered hereby) on behalf of each holder by each such holder.

(2)
Represents maximum number of common shares issuable upon conversion of notes by a named selling securityholder at an initial conversion rate of 19.8018 common shares per $1,000 principal amount of notes (subject to adjustment under certain circumstances—see “Description of Notes—Conversion Rights” in the prospectus).

(3)	William Ellsworth, CEO of Admiral Flagship Master Fund, Ltd., exercises sole voting and investment power over the shares beneficially owned by Admiral Flagship Master Fund, Ltd.

(4)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argent Classic Convertible Arbitrage Fund II Ltd.

(5)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argent Classic Convertible Arbitrage Fund Ltd.

(6)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argent Classic Convertible Arbitrage Fund, L.P.

(7)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argent LowLev Convertible Arbitrage Fund II, LLC.

(8)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argent LowLev Convertible Arbitrage Fund Ltd.

(9)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Argentum Multi-Strategy Fund Ltd-Classic.

(10)
Aristeia Capital LLC is the investment manager for Aristeia International Limited. Kevin Turner, Robert H. Lynch, Jr., Anthony Frascella and William R. Techer jointly own Aristeia Capital LLC and share voting and investment power over the shares beneficially owned by Aristeia International Limited.

(11)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by CASAM Argent Classic Convertible Arbitrage Fund Limited.

(12)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Class C Trading Company, Ltd.

(13)
GLG Market Neutral Fund, or the GLG Fund, is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the GLG Fund and has voting and investment power over the securities held by the GLG Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green and Lehman Brothers (Cayman) Limited, a subsidiary of Lehman Brothers Holdings, Inc., a publicly held entity. The managing directors of GLG Partners Limited are Noam Gottesman, Pierre Lagrange and Emmanuel Roman and, as a result, each has voting and investment power over the securities held by the GLG Fund. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange and Emmanuel Roman disclaim beneficial ownership of the securities held by the GLG Fund, except for their pecuniary interest therein.

(14)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by HFR CA Global Select Master Trust Accountant.

(15)
JMG Capital Management, LLC, a Delaware limited liability company, or the JMGCP Manager, is the general partner of JMG Capital Partners, L.P., a California limited partnership, or the JMG Partners. The JMGCP Manager exercises voting and investment power over the shares beneficially owned by JMG Partners. The equity interests of the JMGCP Manager are owned by JMG Capital Management, Inc., a California corporation, and Asset Alliance Holding Corp., a Delaware corporation. Jonathan M. Glaser is the Executive Officer and Director of JMG Capital Management, Inc. and has sole investment and voting power over the shares beneficially owned by JMG Partners.

(16)
Pacific Assets Management LLC, a Delaware limited liability company, or the JMGTOF Manager, is the investment manager of JMG Triton Offshore Fund, Ltd., or the JMGTOF Fund, an international business company organized under the laws of the British Virgin Islands. The JMGTOF Manager exercises voting and investment power over securities beneficially owned by the JMGTOF Fund. The equity interests of the JMGTOF Manager are owned by Pacific Capital Management, Inc., a California corporation, or Pacific, and Asset Alliance Holding Corp., a Delaware corporation. The equity interests of Pacific are owned by Messrs. Roger Richter, Jonathan M. Glaser and Daniel A. David who share voting power over the securities beneficially owned by the JMGTOF Fund. Messrs. Glaser and Richter share investment power over the securities beneficially owned by the JMGTOF Fund.

(17)
The selling securityholder has disclosed that it is a registered broker-dealer.   Therefore, it is deemed to be, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended.  Any profits realized by this selling securityholder may be deemed to be underwriting commissions.  This selling securityholder has represented that it acquired its securities in the ordinary course of business, and, at the time of the acquisition of the securities, had no agreements or understandings to distribute the securities. Jamie Dimon has voting and investment control over the securities beneficially owned by JPMorgan Securities Inc.

(18)
The selling securityholder has disclosed that it is a registered broker-dealer.   Therefore, it is deemed to be, under interpretations of the Securities and Exchange Commission, an “underwriter” within the meaning of the Securities Act of 1933, as amended.  Any profits realized by this selling securityholder may be deemed to be underwriting commissions.  This selling securityholder has represented that it acquired its securities in the ordinary course of business, and, at the time of the acquisition of the securities, had no agreements or understandings to distribute the securities. Bruce Spolansky has voting and investment control over the securities beneficially owned by Lehman Brothers, Inc.

(19)	Siu Min Wong exercises sole voting and investment power over the shares beneficially owned by Linden Capital LP.

(20)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent.

(21)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Partners Group Alternative Strategies PCC Ltd.

(22)
Mr. Julian Harvey Wood, as portfolio manager for Pendragon (Convertible) Fund Limited, or the Pendragon Fund, exercises sole voting and investment power over the securities beneficially owned by the Pendragon Fund. Mr. Wood disclaims beneficial ownership of the securities held by the Pendragon Fund.

(23)
Pursuant to investment agreements, each of S.A.C. Capital Advisors, LLC, a Delaware limited liability company, or the SAC Capital Advisors, and S.A.C. Capital Management, LLC, a Delaware limited liability company, or the SAC Capital Management, share all investment and voting power with respect to the securities held by S.A.C. Arbitrage Fund, LLC. Mr. Steven A. Cohen controls both SAC Capital Advisors and SAC Capital Management. Each of SAC Capital Advisors, SAC Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities held by S.A.C. Arbitrage Fund, LLC.

(24)
Sailfish Capital Partners, LLC, a Delaware limited liability company, serves as investment manager to Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. Sal Naro and Mark Fishman exercise voting and investment power over the securities beneficially owned by Sailfish Multi-Strategy Fixed Income Master Fund (G2), Ltd. and disclaim beneficial ownership of the securities.

(25)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Xavex Convertible Arbitrage 10 Fund.

(26)	Nathanial Brown and Robert Richardson share voting and investment power over the shares beneficially owned by Xavex Convertible Arbitrage 2 Fund.

(27)	Information concerning other selling securityholders will be set forth in additional prospectus supplements to the prospectus, if required.

(28)
Assumes that any other holder of notes or any future transferee of any such holder does not beneficially own any of our common shares other than common shares issuable upon conversion of the notes at the initial conversion rate.

(29)
A maximum of 5,000,000 common shares have been registered for resale upon conversion of the notes. Amounts in the table above may add up to more than 5,000,000 but in no event will we issue more than 5,000,000 common shares for resale under the prospectus, as supplemented. We do not anticipate issuing more than an aggregate of 5,000,000 shares in connection with conversions of the notes due to our ability to settle a portion of the conversions in cash. See “Description of Notes-Conversion Settlement” in the prospectus.